February 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Brigitte Lippmann

Re:	Metros Development Co., Ltd. (the “Company”)
Registration Statement on Form F-1
File No. 333-274696 (the “Registration Statement”)

Dear Ms. De Lorenzo and Ms. Lippmann:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Thursday, February 22, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated December 26, 2023 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representatives of the several underwriters, represent that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the representatives of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

Boustead Securities, LLC
EF Hutton LLC

By:	Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer